Exhibit 77C. Voting Record

Morgan Stanley Mid-Cap Value Fund

Meeting Date: May 11, 2010



Approval of an Agreement and Plan of Reorganization between Morgan Stanley Mid-Cap Value Fund ("Acquired Fund") and
AIM Sector Funds, on behalf of Invesco Mid- Cap Value Fund ("Acquiring Fund"), under which the assets and liabilities of the Acquired Fund will be transferred to the Acquiring Fund.

Acquiring Fund.

For	  8,102,305.166
Withhold    276,688.347
Abstain	    617,129.000